100% of the Options shall vest on the first anniversary of the date that each of the following conditions have been satisfied:
(a) the Compensation Committee of General Finance Corporation
(the Committee) receives audited financial statements (the
Financial Statements) for the fiscal year ending June 30, 2013
(the Financial Statements Date) of General Finance Corporation and its subsidiaries GFN North America Corp. and GFN U.S.
Australasia Holdings, Inc. (the Company) and (b) the Chief
Executive Officer of the Company delivers written certification to the Committee that (i) the aggregate earnings before interest, income taxes, depreciation and amortization and other non-operating costs plus share-based compensation expense (Adjusted EBITDA) of the Company for the three fiscal years ending on June 30, 2013 equals or exceeds US$ 114 million (the Target EBITDA), assuming a currency conversion rate (the Currency Conversion Rate) of one Australian Dollar to 0.8567 U.S. Dollars (the Target Conversion Rate) and (ii) the aggregate indebtedness of the Company is less than US $147 million (the Target Debt Level).

If the Currency Conversion Rate in effect as of the Financial Statement Date is less or greater than the Target Conversion Rate, the Target EBITDA shall be correspondingly decreased or increased, respectively.

If the aggregate indebtedness of the Company as of the Financial Statements Date is less than the Target Debt Level, the Target Debt
Level shall be shall be decreased (if the following product is a positive amount) or increased (if the following product is a negative amount) by the product of (i) the difference between actual aggregate Adjusted EBITDA for the three fiscal years ending on June 30, 2013 and Target EBITDA and (ii) US$5.